UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 17, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 17, 2009, entitled "StatoilHydro’s share saving plan allocates shares ”.

StatoilHydro’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of StatoilHydro (OSE:STL, NYSE:STO) on 15 April 2009 for use in the group’s share saving plan have on 17 April 2009 been distributed to the employees in accordance with their savings amount .

Following this, the share saving plan has 4 336 943 shares. This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: April 17, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer